SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

August 8, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

August 8, 2003

      Symbol – TSX: KGI

KIRKLAND LAKE GOLD CLOSES

 THE FIRST TRANCHE OF CDN$ 9,240,400

OF ITS EQUITY PLACEMENT

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has closed the first of two tranches of its previously announced private placement of 3,755,000 Units at the price of CDN$2.60 per unit. In the first tranche the Company sold 3,554,000 Units for total proceeds of CDN$9,240,400.  Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of two years at a price of CDN$ 3.00 per share.

The Company proposes to close the balance of the private placement of 201,000 Units for proceeds of CDN$522,600 on or before August 14, 2003.

The shares and any shares acquired upon the exercise of the warrants will be subject to restrictions on transfer until December 9, 2003.

The proceeds from the financing will be used to carry out further development of the Company’s Kirkland Lake mining properties in Ontario and for general working capital.

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. WIRE SERVICES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

                                                                                    (the Registrant)

Date:	August 8, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer